July 2, 2021

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Offering Statement on Form 1-A filed April 12, 2021
Amendment No. 2 to Offering Statement of Form 1-A filed May 19, 2021
File No. 024-11503

To the Commission:
On April 12, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A, as amended by Amendment No. 1 filed April 13, 2021 and Amendment No. 2 filed May 19, 2021 (the “Offering Statement”).  The Company received comments from the Staff of the Commission on June 17, 2021.  The Company has filed today Amendment No. 3 to the Offering Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Cover Page. We note your response to comment 1 and the language in your subscription agreement that you can suspend or terminate your share repurchase program at any time. Please revise your cover to state that investment in your preferred shares may be illiquid, remove the reference to “limited liquidity” and clarify that you can suspend or terminate your share repurchase program at any time. In addition, please revise to include the prior disclosure that your Board of Directors stopped distributions in March 2020 and stopped share redemptions in May 2020 and clarify when distributions and share redemptions restarted.
Response: We have revised the Offering Statement accordingly, but note that the Board may not terminate the program without amending the Charter, but of course has the ability to suspend repurchases as it must, for example, if doing so would create insolvency or otherwise violate the law.
2.	Comment:	Management Compensation, page 2. We note your response to comment 3. Please revise to clarify what you mean by "Partnership Units" issued by the company, including whether these units include partnership units issued by your operating partnership and quantify the number of partnership units currently outstanding. Please also revise to quantify the debt financing and property management fees that you anticipate paying to third parties. In addition, we note that you will reimburse administrative service expenses, including personnel and overhead costs of Affiliates. Please specifically disclose whether you will reimburse your adviser for the salaries and benefits to be paid to your named executive officers.
Response:
Partnership Units are operating partnership units issued by the Company to limited partners in the operating partnership other than the Company; we have revised to so clarify and to disclose the number of such units held by persons other than the Company.  We have revised to disclose the property management fees our subsidiaries or joint venture investments pay to their property managers and to give an estimate of the range of debt financing fees, on a percentage basis, we would expect.  We have further disclosed that we reimburse the adviser for a portion of the salaries and benefits paid to some of the named executive officers, based upon a determination of the amount of time they spend working for the Company on matters other than providing investment advice, as approved by the Independent Directors.  The amount varies from year to year for each such officer.

3.	Comment:	Conflicts of Interest, page 4. We note your response to comment 5. Please revise to disclose the number of other real estate entities in which the officers, directors and their owners are involved and, as applicable, describe any conflicts relating to investment opportunities or management's time. In addition, please describe to us the investment objectives and strategies of the other real estate entities and programs and tell us more specifically how you determined such investment objectives and strategies are not substantially similar to yours.
Response:
We have revised the Offering Statement to disclose the approximate number of other real estate entities in which officers, directors, and owners are involved.  We have further bolstered the Offering Statement with descriptions of potential conflicts and explained why we believe these other entities do not have substantially similar investment objectives.

4.	Comment:	Preferred Stock; Preferred Dividend, page 73. We note your response to comment 10 and the disclosure on pages 15 and 32 that there can be no assurance that you will pay the preferred dividend. We continue to believe that you should provide a detailed analysis of the basis for such distribution or remove references to any specific amount.
Response:  Removing references to the amount of the dividend is not possible; it is a feature of the Preferred Designation in the Charter.  However, we have revised the Offering Circular to make clear, in more places, that the amount of the dividend is a preference in that it must be paid before any dividend to the common shares, but that there is nothing that prevents the Board from suspending the dividend.  That being said, we have every reason to believe that we can support such a payment and intend to always make the dividend, and this is one of the reasons we are only seeking to raise $50,000,000, which would be about 25% of the total outstanding capital if all was raised.
5.	Comment:	Management's Discussion and Analysis, page 81. We note your response to comment 7 and your revised disclosure beginning on page 84 relating to your three real property assets. Please revise to provide a description of real estate and current property operating data with respect to these properties consistent with Form S-11.
Response: We have revised the Offering Circular to include further information in response to Items 14 and 15 of Form S-11, as seen in the included red-line.  We believe that with these additions, we will have disclosed all required and relevant information regarding these properties consistent with Form S-11.
6.	Comment:	General. We note your response to comment 13. Please revise your disclosure to include a detailed organization chart, including ownership percentages.
Response: We have done so under the “Conflicts of Interest” section.
7.	Comment:	General. We note your response to comment 14 and your reference on page 82 to your “transition period.” As you do not appear to have identified any specific assets to be purchased with the proceeds, we continue to believe your offering may constitute a blind-pool offering. Please revise to provide disclosure consistent with Industry Guide 5 or provide us with a more detailed analysis regarding the applicability of Industry Guide 5 to your offering. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.
Response: While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33-6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.”  The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement for an initial public offering or an initial offering exempt under Regulation A by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.  Your reference to the “transition period” leads us to believe you might think that the current assets held by the Company are not representative of the kinds of assets that will be held by the Company next year, but that is not the case.  First, the Company has already repositioned a large portion of the assets out of securities and into properties, as seen with the Addison Corporate Center and PVT-Madison and Madison-PVT transactions.  Second, many of the future “transitions” will be restructuring of the current portfolio assets not the purchase of new assets.  For example, as referenced elsewhere herein, we will now be consolidating into our financial statements the operations of both Bishop Berkeley, LLC and Dimensions 28, LLP, which were both portfolio companies previously but which will now be considered properties owned by virtue of the reorganization.  Several other assets owned by the Company will be similarly transitioned into properties instead of securities, but the underlying investment will not have changed from the economic standpoint of shareholders.  Thus, a prospective purchaser will know what comprises the vast majority of the assets into which he or she is investing.  Further, we are seeking to raise more equity so we can invest more in similar projects; it is growth capital, but we do not yet have specific projects identified, but they will be similar in size and scope.  Like many other REITs that raise capital to invest, we should not have to be required to wait to identify projects before raising capital.
Thus, the Company does not believe that it is registering as a “blind pool” offering and respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering because the Company currently has a meaningful existing portfolio consisting of the same types of assets that it intends to invest in with the offering proceeds.  As noted previously, the very first purchaser of a preferred share will know greater than 99.9% of the assets backing the preferred share preferences which he or she is buying (his or her, say, $10,000 purchase as compared to a $140,000,000 portfolio of assets).  But, more importantly, the reason behind the blind pool disclosures is that if prospective investors do not have vision as to the assets they are buying into, then information on the sponsor is more relevant.  However, that simply is not the case with a preferred offering of an established company.  The relevant information for a prospective preferred share purchaser is whether or not the Company will have the wherewithal to pay the preferred dividend and the stated value of the preferred shares at the time they are redeemed.  A purchaser of the preferred share is not purchasing the right to participate in the profits (or suffer the losses) of any potential property purchase by the Company.  The relevant factor in this Offering is the fact that the Company currently has over $140 million in assets (and about $100 million in net assets) backing the issuance of any preferred shares (plus the proceeds from the sale of preferred shares).  Because we are selling up to $50 million in preferred shares, the only item of concern to a reasonable investor is the fact that at the completion of the offering, the preferred shares will be in front of all the common shares and will benefit from the equity behind those shares in terms of preferred payment of dividends and stated value.
Assuming, however, arguendo, that Guide 5 applies, the disclosure provided in the Offering Circular in response to the requirements of Form S-11 addresses the material disclosure requirements of Guide 5. The Company notes the following with respect to the disclosure required by each item of Guide 5:
 • Item 1. The Company believes that it has provided on the cover page of the Offering Circular the relevant information called for by Item 1 of Guide 5.
 • Item 2. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully comply with federal securities laws.
• Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the Prospectus Summary of the Offering Circular.
 • Item 4. This item contemplates payments that the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. The Company’s compensation of its advisers is fully disclosed and the Company has otherwise disclosed the relevant information called for by Item 4 that is applicable to the Company.
• Item 5. The Company believes that its disclosure in the risk factor enumerated under the section of the Offering Circular entitled “Risk Factors” and in the section of the Offering Circular entitled “Conflicts of Interest” describes the Company’s policy for addressing conflicts.
 •  Item 6. The Company believes that this item, discussing fiduciary obligations of the General Partner, is appropriately addressed in the section entitled “Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses”.
•  Item 7. The Company believes that its disclosure in the section of the Offering Circular entitled “Risk Factors” provides the relevant information called for by Item 7.
 •  Item 8. The Company believes that prior performance information called for by Item 8 of Guide 5 is inapplicable to the Company. Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs sponsored by the General Partner and its affiliates (‘sponsors’).” (Emphasis added). In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.”
 Although not defined in Guide 5, in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission made plain that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which, “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of ‘programs’ sponsored by the General Partner and its affiliates.”
 The Advisers have not sponsored any other “program” within the meaning of Guide 5.  The only other REIT advised by the advisers, MacKenzie REIT, was not sponsored by a person that later became its general partner or devised with an investment objective of one day being completed or wound down. We have added disclosure to the Offering Circular to disclose that it resulted from the merger of an old limited partnership sponsored by an unaffiliated third-party in 1987.
 In the event that the Staff nonetheless takes the position that MacKenzie is a sponsor and that MacKenzie REIT was a sponsored program for the purposes of Guide 5, the Company believes that prior performance information called for by Item 8 is substantially inapplicable. For instance, the “narrative description” called for by Item 8 addresses the sponsor’s experience with all other programs in the last 10 years, including amounts raised from investors, and Tables I and II of Appendix II require that information be included “only for programs the offering of which closed in the most recent three years.” (See Instruction I to Tables I and II of Appendix II). However, MacKenzie REIT’s predecessor conducted its initial public offering in 1987, more than 10 years prior to the date of filing of the Offering Circular. Other shareholders made their initial investments through a variety of different vehicles, but all made investments more than 10 years ago. Moreover, given that Item 8’s disclosure requirements are substantially inapplicable, the Company respectfully submits that attempted compliance with the other provisions of Item 8 may confuse potential investors rather than provide meaningful information.
 • Item 9. The Company believes that its disclosure in the section of the Offering Circular entitled “Management” provides the relevant information called for by Item 9.
 • Item 10. The Company believes that its disclosure in the section of the Offering Circular entitled “Investment Policies and Policies with Respect to Certain Activities” provides the relevant information called for by Item 10.
 • Item 11. The Company believes that its disclosure in the section of the Offering Circular entitled “Investment Policies and Policies with Respect to Certain Activities—Investments in Real Estate or Interests in Real Estate” provides the relevant information called for by Item 11.
 •  Item 12. The Company believes that its disclosure in the section of the Offering Circular entitled “Material U.S. Federal Income Tax Considerations” provides the relevant information called for by Item 12.
 • Item 13. The Company believes that its disclosure throughout the Offering Circular is either non-technical in nature or is not susceptible to varying methods of computation and, therefore, that the requirement of Item 13 is not applicable.
 • Item 14. The Company believes the description of the material provisions of the Charter and bylaws in the section of the Offering Circular entitled “Description of Securities” fully provides the relevant information called for by Item 14.
 • Item 15. The Company believes that its disclosure in the sections of the Offering Circular entitled “Tier 2 Reporting Requirements” and “Reports” provides the relevant information called for by Item 15.
 •  Item 16. The Company believes that its disclosure in the section of the Offering Circular entitled “Description of Securities-- Restrictions on Ownership and Transfer” provides the relevant information called for by Item 16.
 • Item 17. The Company believes that the disclosure in the section of the Offering Circular entitled “Description of Securities—Preferred Stock” (and specifically the subheadings “Optional Early Redemption,” “Special Redemption Rights,” and “Preferred Share Repurchase Program; Repurchase Rights” provides the relevant information called for by Item 17.
 • Item 18. The Company believes that its disclosure in the section of the Offering Circular entitled “Arrangements With Dealer Manager And Selected Broker Dealers” provides the relevant information called for by Item 18.
 •  Item 19. The Company does not intend at this time to use any “sales material” within the meaning of Item 19.
 •  Item 20. The Company believes that the undertakings in “Important Information About This Offering Circular” (in addition to the responses relevant to Item 15) provide the relevant information called for by Item 20.
 For the foregoing reasons, the Company respectfully submits that the disclosure provided in the Offering Circular in response to the requirements of Form S-11 addresses the material disclosure requirements of Guide 5 and that the other disclosure requirements of Guide 5 would not be applicable even if Guide 5 did apply to the offering. In addition, the fact that there are more than enough assets already owned in the financial statements to support the payment of the preferred dividend and stated value of the preferred shares, any additional assets purchased with the proceeds from the sale of preferred shares are not particularly relevant to an investment in the preferred shares means that the offering should not be considered a “blind pool.”
8.	Comment:	General. We note that the consolidated balance sheet included in the Company’s registration statement on Form 1-A discloses that the Company’s holdings of investment securities exceed 40% of the Company’s total assets as of March 31, 2021. Please inform us whether the Company’s current holdings of investment securities continue to exceed 40% of the Company’s total assets as of the date of this letter.
Response: We estimate that as of June 30, 2021, our current holdings of investment securities will be approximately 42%, down from 57%.  Further, for 2 of our “investment securities” we are in the process of a restructuring that should result in consolidation of the operations of those properties, such that they will no longer be considered “investment securities.”  These represent another 15% of the portfolio, which would bring us down to about 27%, perhaps as low as 19%.
9.	Comment:	General. The response letter states that: (a) “ [in] our experience the SEC staff has previously concurred that ownership of a securities portfolio with the commitment to liquidate or convert most of its investment securities to majority owned subsidiaries” would not cause a company to meet the Section 3(a)(1)(C) definition of “investment company”; and (b) non-compliance with the exemption from registration as an investment company set forth in Section 3(c)(5) of the 1940 Act during a period of repositioning “should...not result in the Company necessarily meeting the definition of the term ‘investment company’ in the meantime”. Please provide citations to the authority that the Company is relying on to support these statements.
Response: The response letter was based on our outside counsel’s experience in similar transitions with its clients and interactions with the Division of Investment Management (for example, the transition CorEnergy Infrastructure Trust, Inc. went through in 2011-2012, copies of correspondence filed in that transition is attached).  We have also attached a copy of the response comment letter to the Staff filed in conjunction with the Schedule 14A Proxy Solicitation last fall in which we solicited a shareholder vote in favor of the withdrawal of BDC status.  We had coordinated with the Division of Investment Management in advance of the proxy and filing the N-54C.
10.	Comment:	General. Please explain why the Company filed a notification of withdrawal of its election to be subject to Sections 55 through 65 of the 1940 Act prior to effectuating the repositioning of its portfolio in a manner that would cause the Company to no longer fall within the definition of “investment company” set forth in Section 3(a)(1)(C) of the 1940 Act.
Response: Because it is impossible to do so without violating Sections 55 through 65 of the 1940 Act, which require at least 70% of all investments be in “eligible portfolio securities”; thus, the only way to reposition is to start after withdrawing the election to be treated as a business development company.
11.	Comment:	General. Please provide the anticipated timeframe for completing the repositioning of the Company’s portfolio in a manner that either will cause the Company to no longer fall within the definition of “investment company” set forth in the 1940 Act or qualify for an available exemption from registration as an investment company under the 1940 Act.
Response: We anticipate completing the repositioning to less than 20% securities within 12 months, but believe we already have reached the point where we do not fall into the definition of “investment company” by virtue of no longer being in the business of buying, selling, or trading securities, and our portfolio is very close to being under 40% securities.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Offering Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Rebecca C. Taylor
Steven F. Carman